March 30, 2012

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274
Comments received for PEA No. 66 filed on February 2, 2012

Dear Ms. Browning:

Below is a summary of the comments I received from you on March 23, 2012 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Table of Contents – Please remove the category headings from the table of contents, or explain why the use of headings, such as “Large Cap Core” and “Large Cap Value,” are not misleading to investors when certain of the Funds listed below them do not have an 80% name test with respect to investing in large cap securities.

Response 1:	We will remove the category headings.

Comment 2:	Global Comment – Please confirm that all principal strategies and risks are disclosed as required by Item 4 of Form N-1A.

Response 2:	We confirm this.

Comment 3:	Global Comment – Please confirm that Acquired Fund Fees and Expenses are included either as a separate line item or as part of Other Expenses in the Fee Tables for those Funds investing in other investment companies.

Response 3:	We confirm this.

Comment 4:	Global Comment – In the Fees and Expenses of the Fund section, please revise the lead-in paragraph to track the wording provided in Item 3 of Form N-1A. Also, is there any SAI disclosure to refer to?

Response 4:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanations contain comparable information to that shown.” We believe that our disclosure is therefore in compliance with the Form. In addition, there is no SAI disclosure to refer to.

Comment 5:	Global Comments for Bond Funds –

(a) For those Funds which invest in securities issued by the U.S. Government or its agencies or instrumentalities, please include disclosure in Item 9 concerning the particular agencies and instrumentalities that this may include, along with the attendant risks that apply.

Response 5(a):	The Funds reserve the right to invest in U.S. Government securities of any kind, and the wording of the prospectus reflects that flexibility. Both the U.S. Government Securities Risk in the summary prospectus and the corresponding risk in the statutory prospectus describe risks applicable to such investments, and the risk description in the statutory prospectus describes risks applicable to investments in various specific U.S. Government securities.

(b) Please confirm that the issuers (whether foreign or domestic) and the rating of the bonds a Fund invests in are disclosed. Also, please confirm that who determines the rating of the bonds a Fund invests in is disclosed, including how the credit quality of unrated bonds is determined.

Response 5(b):	We confirm this.

Comment 6:	PIMCO Total Return Fund – Please consider separating long paragraphs in the Fund’s strategy into more than one paragraph.

Response 6:	We will make this change.

Comment 7:	Global Comment – Please confirm that all Funds with Bank Loan Risk have a corresponding strategy with respect to bank loans.

Response 7:	We confirm this.

Comment 8:	Global Comment – Please confirm that all Funds with high portfolio turnover will have corresponding strategy and risk disclosure.

Response 8:	We confirm this.

Comment 9:	Global Comments –

(a) Please refrain from using equivocal terms (e.g., other, including, but not limited to) in the Funds’ Principal Investment Strategies.

Response 9(a):	This is a comment the staff has provided in the past, and we have been mindful of this comment as we have drafted prospectus disclosure. However, we do not believe that clear language reserving appropriate levels of flexibility is inconsistent with the language or the spirit of Rule 421(d) under the Securities Act. We submit that this is a position that is held widely among investment company registrants.

(b) Please change “primarily” to “principally” in the Funds’ Principal Investment Strategies, as applicable.

Response 9(b):	We are unaware of any basis for the staff’s comment. Webster’s New College Dictionary (3d edition) defines “primarily” to mean “principally.” We do not believe that the change would result in any substantive difference in the disclosure, and respectfully decline to make the requested change.

Comment 10:	Global Comment for Bond Funds – Please disclose the lowest credit rating that is permissible for a Fund, including whether the Fund invests in bonds that are in bankruptcy or default.

Response 10:	The requested disclosure will be added, as applicable.

Comment 11:	Global Comment – Please confirm that any Fund that is principally investing in ADRs has disclosed this as part of its principal strategies.

Response 11:	We confirm this.

Comment 12:	Global Comment - We note the fund describes investments in derivative instruments. As such, please review the fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response 12:	We have reviewed our disclosures in light of the Letter.

Comment 13:	Global Comment - If derivatives are used for speculative purposes then this needs to be explained. Is this what you really mean when you say “to earn additional income” or “as a substitute for direct investments”?

Response 13:	We believe that the current disclosure provides an appropriate description of the purposes for which the Funds may use derivatives. We do not believe that the use of the word “speculative” would necessarily provide a helpful or even accurate description of the Funds’ uses of derivatives, and respectfully decline to revise the cited language.

Comment 14:	Global Comment – Please clarify what “to adjust various portfolio characteristics, including the duration of the Fund’s portfolio” means in your derivatives disclosure.

Response 14:	The language will be revised to read, “to adjust various portfolio characteristics, including the duration (interest rate volatility) of the Fund’s portfolio.”

Comment 15:	Global Comment – Please confirm that Expense Limitation Agreements have been filed, as applicable.

Response 15:	We confirm this.

Comment 16:	Global Comment – For those Funds including definitions of market capitalizations, please identify the source of the definition (i.e., the Fund or the adviser).

Response 16:	We believe that the current disclosure for those Funds including definitions of market capitalizations is appropriate because the definition is already noted as being defined by the Fund’s subadviser(s), or is included as a part of the Fund’s 80% name test, which may not be changed without approval by the Fund’s Board of Trustees and 60 days’ notice to shareholders.

Comment 17:	Global Comment – In the Principal Investment Strategies section, please remove the open-ended language in the last paragraph regarding subadviser discretion.

Response 17:	We will make this change.

Comment 18:	Global Comment – Please confirm that all of the principal investment risks contained in the Additional Information Regarding Principal Risks section are summarized in the Item 4 disclosure.

Response 18:	We confirm that all of the principal investment risks contained in the Additional Information Regarding Principal Risks section are summarized in the Item 4 disclosure.

Comment 19:	Global Comment – Please confirm that any applicable changes made in response to staff comments on the most recent a-filing for the MassMutual Premier Funds will be incorporated.

Response 19:	We confirm that any applicable changes will be made.

Comment 20:	Performance for Similar Accounts –

(a) Please confirm that the fees used to adjust the similar account performance are not lower than the expenses of the similar account and add disclosure to reflect that, as adjusted, the performance would be the same or lower than that of the similar account.

Response 20(a):	We confirm this and will add the requested disclosure.

(b) Please explain how the similar account performance shown for the BlackRock Global Allocation Fund is consistent with the no-action letters relating to prior performance.

Response 20(b):	We no longer plan to include similar account performance for the BlackRock Global Allocation Fund.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from their non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	With respect to the disclosure concerning Borrowings on page B-9, please clarify how reverse repurchase agreements are treated for purposes of the “300% asset coverage test.”

Response 2:	The disclosure will be revised as requested.

Comment 3:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 3:	Although we are not aware of any legal basis for the requested change, we will consult with the Funds’ subadvisers to determine whether the addition of a non-fundamental policy concerning borrowing would be consistent with the Funds’ investment programs as described in the prospectus.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company